EXHIBIT 99.28

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

HOWARD VOGEL, on behalf of himself and all others
similarly situated,

Plaintiff,	C.A. NO. 19411 NC
[STAMP]

vs.

NRG ENERGY, INC., PIERSON M. GRIEVE,
WILLIAM A. HODDER, JAMES J. HOWARD III,
LUELLA GROSS GOLDBERG, WAYNE H.
BRUNETTI, RICHARD C. KELLY, DAVID H.
PETERSON, EDWARD J. MCINTYRE, GARY R.
JOHNSON, and XCEL ENERGY, INC.

Defendants.

SHAREHOLDER’S CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 4, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

     1.     This is a stockholders’ class action on behalf of the public stockholders of defendant NRG Energy, Inc. (“NRG” or the “Company”), against certain of its officers and directors and the controlling shareholder of NRG to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of NRG common stock by its majority controlling shareholder, defendant Xcel Energy, Inc. (“Xcel”).

     2.     The consideration that Xcel has stated it will offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and grossly inadequate, because among other things, the intrinsic value of NRG’s common stock is materially in excess of the amount offered, giving due consideration to the Company’s growth and anticipated operating results, net asset value and future profitability.

THE PARTIES

     3.     Plaintiff Howard Vogel is and at all relevant times has been an owner of NRG common stock.

     4.     (a) Defendant NRG is a Delaware corporation with its principal executive offices located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota. NRG is a global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products.

(b) As of November 2, 2001, NRG had 50.93 million shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. NRG common stock is listed and traded on the New York Stock Exchange under the ticker symbol NRG.

     5.     (a) Defendant Xcel provides electrical and natural gas services. The Company also offers a variety of energy-related services.

(b) Xcel and its affiliates now own and control, directly and indirectly, 74% of NRG’s outstanding common stock. As such, Xcel and its representatives on the NRG board effectively control and dominate NRG’s affairs. Xcel, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of NRG.

     6.     (a) At all relevant times, defendants Pierson M. Grieve (“Grieve”), William A. Hodder (“Hodder”), James J. Howard III (“Howard”), Luella Gross Goldberg (“Goldberg”), Wayne H. Brunetti (“Brunetti”), Richard C. Kelly (“Kelly”), David H. Peterson, Edward Jim McIntyre and Gary R. Johnson (“Johnson”) (collectively, the “Individual Defendants”).

(b) In addition, at all relevant times, defendant Howard served as the Chairman Emeritus of Xcel, defendant Brunetti served as the Chairman, President and CEO of Xcel, defendant Kelly served as the President of Enterprised for Xcel, Peterson served as the Company’s President, Chief Executive Officer and Chairman of the Board of NRG, and defendant Johnson served as the Vice President and General Counsel for Xcel.

     7.     By virtue of their positions as directors and/or officers of NRG and/or their exercise of control and dominant ownership over the business and corporate affairs of NRG, each and every of the Individual Defendants and Xcel have, and at all relevant times had, the power to control and influence, and did control and influence and cause NRG to engage in the practices complained of herein. Each Individual Defendant and Xcel owed and owes NRG and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage NRG in a fair, just and equitable manner; act in furtherance of the best interests of NRG and its stockholders; govern NRG in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of NRG and its stockholders.

     8.     As discussed in detail below, Xcel, in concert with the Individual Defendants, as well as the Individual Defendants, who together control the actions of NRG, have breached their fiduciary duties to NRG’s public stockholders by acting to cause or facilitate Xcel’s acquisition of the publicly-

held minority shares of NRG for unfair and inadequate consideration, and colluding in Xcel’s coercive tactics in accompanying such buyout.

     9.     Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of NRG and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

     10.     Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

     11.     This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 50.93 million shares of NRG common stock which are outstanding, held by hundreds, if not thousands, of stockholders of NRG stock who are members of the Class.

b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

c. There are questions of law and fact that are common to the Class, including,inter alia the following:

(i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Xcel at the expense of the members of the Class;

(ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Xcel, the controlling stockholder of NRG are violating their fiduciary duties to plaintiff and the other members of the Class;

(iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv) Whether defendants have initiated and/or timed their buyout of NRG shares to unfairly benefit Xcel at the expense of NRG’s public shareholders.

d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     12.     The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     13.     Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

A. The Company

     14.     NRG Energy is a leading global energy company, primarily engaged in the acquisition, development, ownership, and operation of power generation facilities and the sale of energy, capacity and related products. As of December 31, 2000, NRG had interests in power generation facilities having a total design capacity of 25,059 megawatts (MW), of which NRG has or will have total or shared operational responsibility for 13,784 MW, and net ownership of, or leasehold interests in, 15,007 MW.

B. The Offer

     15.     On February 15, 2002, Xcel issued a press release announcing its proposal to acquire the outstanding shares of NRG that it does not already own. In consideration for this acquisition, NRG shareholders would receive 0.4846 shares of Xcel common stock, valued at $11.50 per share based on Xcel’s closing price on the day before the announcement. This price represents a paltry 15% premium over the market price of NRG on February 14, 2002, the day before the announcement of the Proposed Transaction.

     16.     Xcel is a majority owner and partner of NRG and is, therefore, well aware of the status of NRG’s development and success. In making its inadequate offer to acquire the remaining stock of NRG, Xcel has tried to take advantage of the fact that the market price of NRG stock does not fully reflect the progress and future value of the Company.

     17.     The consideration to be paid to the class members is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of NRG is materially in excess of the consideration being proposed, giving due consideration to the possibilities of growth and profitability of NRG in light of its business, earnings and earnings power, present and future; (b) the consideration is inadequate and offers an inadequate premium to the public stockholders of NRG; and (c) the consideration is not the result of arm’s-length negotiations, but was fixed arbitrarily by Xcel to “cap” the market price of NRG stock, as part of a plan for defendants to obtain complete ownership of NRG’s assets and business at the lowest possible price. The intrinsic unfairness in defendants’ actions is also the product of the currently undervalued price of the shares in the marketplace.

     18.     The stock acquisition price that Xcel has offered and which constitutes the maximum it would agree to pay in a buy-out has been dictated by Xcel to serve its own interests, and is being crammed down by Xcel and its representatives on NRG’s Board to force NRG’s minority shareholders to relinquish their NRG shares at a grossly unfair price. Such action constitutes unfair dealing.

     19.     Xcel, by reason of its 74% ownership of NRG’s outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to NRG’s public shareholders.

     20.     Because Xcel is in possession of proprietary corporate information concerning NRG’s future financial prospects, the degree of knowledge and economic power between Xcel and the class members is unequal, making it grossly and inherently unfair for Xcel to obtain the remaining 16% of NRG’s shares at the unfair and inadequate price that it has proposed.

     21.     By offering a grossly inadequate price for NRG’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Xcel is violating its duties as a majority shareholder.

     22.     Any buyout of NRG public shareholders by Xcel on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of NRG’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

     23.     Defendants’ fiduciary obligations require them to:

(a) act independently so that the interests of NRG’s public stockholders will be protected;

(b) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of NRG’s public stockholders; and

(c) provide NRG’s stockholders with genuinely independent representation in the negotiations with Xcel.

     24.     Because Xcel controls 74% of NRG, no auction or market check can be effected to establish NRG’s worth. Thus, Xcel has the power and is exercising its power to acquire NRG’s minority shares and dictate terms which are in Xcel’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of NRG’s stock.

     25.     By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of NRG and are engaging in improper, unfair dealing and wrongful and coercive conduct.

     26.     Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

     27.     By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

     28.     Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

     29.     Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of NRG’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

     30.     Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

B. Declaring that the defendants and each of them have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

C. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction or awarding rescissory damages;

D. Requiring defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other, and further relief as this Court may deem to be just and proper.

DATED: February 15, 2002

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By: /s/ CARMELLA P. KEENER 1401 Mellon Bank Center Suite 1401 Post Office Box 1070 Wilmington, Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

Steven G. Schulman
U. Seth Ottensoser
David A. Rosenfeld
MILBERG WEISS BERSHAD HYNES
& LERACH LLP
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300